UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

AMERICAN REBEL HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

02919L 109

(CUSIP Number)

April 9, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02919L 109Page 2 of 4 Pages

1NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Douglas Edward Grau

2CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X]

(b) [   ]

3SEC USE ONLY

4CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER	11,145,000*

	(6)	SHARED VOTING POWER	0

	(7)	SOLE DISPOSITIVE POWER	11,145,000*

	(8)	SHARED DISPOSITIVE POWER	0

* Does not include 50,000 shares of Series A Preferred stock, whereby each share is entitled to cast one thousand (1,000) votes for each share held of the Series A Preferred stock on all matters presented to the stockholders of the Company for stockholder vote

9AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,145,000 Shares of Common Stock

10CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [   ]

11PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11.22% - Common Stock

12TYPE OF REPORTING PERSON*

IN (INDIVIDUAL)

CUSIP No. 02919L 109Page 3 of 4 Pages

ITEM 1.

(a) Name of Issuer:

American Rebel Holdings, Inc.

(b)Address of Issuer’s Principal Executive Offices:

718 Thompson Lane, Suite 108-199

Nashville, TN 37204

ITEM 2.

(a)Names of Person Filing:

Douglas Edward Grau

(b)Address or Principal Business Office or, if none, Residence:

718 Thompson Lane, Suite 108-199

Nashville, TN 37204

(c)Citizenship:

United States.

(d)Title of Class of Securities:

Common Stock, $0.001 par value

(e)CUSIP No.:

02919L 109

ITEM 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)[   ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)[   ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)[   ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)[   ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)[   ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)[   ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)[   ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)[   ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)[   ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)[   ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4. Ownership:

Reference is hereby made to Items 5-9 and 11 of page 2 of this Schedule 13G, which Items are incorporated by reference herein.

The calculation of percentage of beneficial ownership in Item 13 of page 2 was derived from the Issuer’s stockholder list as of May 5, 2021 in which there were 79,466,563 shares issued and outstanding and 19,840,000 shares that were authorized but unissued as of such date, for a total of 99,306,563 shares.

ITEM 5. Ownership of 5 Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ]

CUSIP No. 02919L 109Page 4 of 4 Pages

ITEM 6. Ownership of More than 5 Percent on Behalf of Another Person:

Not applicable.

ITEM 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

ITEM 8.Identification and Classification of Members of the Group:

Not applicable.

ITEM 9.Notice of Dissolution of Group:

Not applicable.

ITEM 10.Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:June 30, 2021By: /s/ Douglas Edward Grau

Douglas Edward Grau